Filed by Sipex Corporation

Commission File No. 1-33403

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No. 1-33403

The following is a transcript of a conference call held by Exar Corporation and Sipex Corporation on May 8, 2007.

Operator:

Good morning, my name is Lanita, and I will be your conference operator today. At this time, I would like to welcome everyone to the company update regarding the definitive agreement with Sipex. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star, then the number one, on your telephone key pad. If you would like to withdraw your question, press star, then the number two on your telephone key pad. Thank you. I will now turn this call over to Mr. Thomas Melendrez. Sir, you may begin.

Thomas Melendrez:

Thank you, Lanita. To our listeners, good morning, and thank you for joining us for our conference call concerning our earlier announcement of our agreement to acquire Sipex Corporation. Today we will discuss with you the key terms and our strategic rationale for this acquisition. If you haven’t already seen the press release, the copy will be posted on both websites of Exar and Sipex today.

Joining me this morning is Richard Leza, Chairman of the Exar Board of Directors and Interim President and CEO, Ralph Schmitt, President and CEO of Sipex, J. Scott Kamsler, CFO and Senior Vice President of Exar Corporation, and Ray Wallin, CFO and Senior Vice President of Sipex. Richard will discuss the transaction, then Ralph will follow with comments regarding the strategic rationale for this proposed business combination. We’ll then open the call for questions.

Before turning the call over to them, please note that some of the matters discussed in this teleconference could contain forward-looking statements regarding future events, including any statements regarding the anticipated closing of the acquisition, or other economic terms or expected performance of the merger. The subsequent integration of assets, employees, and company processes, and any anticipated synergies with Sipex or other merger-related benefits to Sipex, Exar, our customers, employees, and shareholders, anticipated growth in any of our end markets, or our future operating results, and operating and strategic goals, or our ability to meet them. We wish to caution you that such statements are, in fact, predictions that are subject to risks and uncertainties and actual events or results may differ materially.

The factors that could cause actual results or events to differ materially include, but are not limited to, inability to close or a delay in the closing of the transaction, including the failure to receive our respective organizations’ stockholder approvals, failure to successfully integrate assets, employees, and processes of the two companies, the actual amounts of transaction expenses associated with the acquisition, inability to realize expected synergies with Sipex and the related NOL, and other benefits expected by Exar.

Additional factors that can cause actual results to differ materially from those in the forward-looking statements we make today are included in Exar and Sipex’s respective press releases today regarding the acquisition, as well as our filings with the SEC, specifically Exar’s latest form 10-Q, filed February 7th, 2007, and Sipex’s latest form 10-Q, filed November 14th, 2006, each of which can be accessed at www.SEC.gov.

In connection with the proposed acquisition, Exar intends to file a registration on form S-4 with the SEC, which will include a proxy statement prospectus of Exar and Sipex and other materials in connection with the proposed transaction. Investors and security holders are urged to read these materials when they become available, because they will contain important information about the acquisition.

Now, I’ll turn the call over to Richard.

Richard Leza:

Thank you, Tom. Good morning, everyone. I am very excited to announce that Exar and Sipex have signed a definitive agreement to merge. We strongly believe that this combination brings together two companies that complement each other extremely well. They create a combined company with significantly more opportunities for growth in the communications, consumers, and industrial markets. The combination creates a level of scale that allows us to optimize our resources to immediately execute on a number of cost synergy action items and establish a platform for further consolidation in the high margin, mixed signal semiconductor market.

Since I joined the board, we established the strategic committee. We have identified and explored a variety of alternatives, both organic an inorganic, to drive shareholder value. In Sipex, we believe we have found an optimal partner to do just that. Let me provide you some of the details of the transaction.

Under the terms of the merger agreement, Sipex shareholders will receive, in a tax-free exchange, 0.6679 shares of Exar common stock for each share of Sipex common stock. Based on this exchange ratio, Exar and Sipex’s shareholders will own approximately 67.6% and 32.4% of the combined company, which assumes conversion to stock of outstanding Sipex debt and related warrants.

Ralph Schmitt, Sipex’s Chief Executive Officer, will become the chief executive officer of the combined company, and I will continue as chairman of the board of directors.

Let me just add that our board members are excited to welcome Ralph, his management team, and Sipex employees to Exar. We are impressed with their action management style and his team’s ability to drive a culture of accountability and execution at Sipex. We look forward to working with Ralph. Now, I will turn the call over to Ralph to expand on the strategic benefits of the deal. Ralph?

Ralph Schmitt:

Thanks, Richard. I’m also excited about the prospect of the combination of these two companies with a deep heritage in the analog and mixed signal markets. With over 80 years of combined history that will serve us well, to transform our combined businesses, we both have ambitious goals and together we’ll be significantly stronger than we were apart.

At Sipex, we’ve been battling to improve the fundamentals of the company for the last year and a half, and the timing is appropriate to attempt to scale with a strategic partner, as most of our operational improvements have been coming to light. Exar has been a solid company with excellent technology for many years. They are a market leader in communications-based connectivity products, with are very synergistic to the interface and power businesses at Sipex.

Both Exar and Sipex have been investing in new, higher-growth product areas as well. Exar focused in data packet processing, Ethernet aggregation, and storage interconnect, which Sipex has been in lighting management and digital power products. The IP developed by both companies can be leveraged to offer an even higher level of integration for products in multiple markets. The desire is to focus more of the efforts to diversify to higher-growth consumer-based product category.

Sipex has also been migrating from a commodity product line with low margins up to high-margin, proprietary products with more application-specific functions. The primary targets have been handsets, displays, set top boxes, and other consumer end products. Exar has significant expertise in system-level solutions that’ll aid in packaging existing products together to sell to customers, as well as defining new products with higher values to customers. Exar’s system-level products play primarily in networking, storage, and industrial.

So to summarize, this is a strategic transaction with the key rationale as follows. We believe it’ll allow us to create a $200 million revenue company in two years. It will have the ability to drive high-margin business in both analog and mixed signal products while also broadening the overall product portfolio.

There will be customer cross-selling opportunity and a greater market diversity for both companies. Together, we will have a strengthened and Asia presence, and that’s obviously the highest growing global marketplace. It’ll also give us the ability to have distributed, low-cost workforce closer to the customer base. We’ll have annual cost synergies of $10 million on a pre-tax basis, as of the second quarter of 2008. And then together, we can leverage the strategic relationship with a key distributor of future electronics.

We believe that this will be the first step in consolidating other analog mixed-signal companies to drive increased efficiency and shareholder value. We’ve got ambitious goals for this merger, and are looking forward to sharing our plans with you as we close this transaction and move forward to realizing those goals.

So with that, let me open it up to questions.

Operator:

At this time, I would like to remind everyone, if you would like to ask a question, press star, then the number one, on your telephone key pad. We’ll pause for a moment to compile the Q&A roster. There’s a question from the line of Ilan Sender from Jefferies Asset Management.

Ilan Sender:

Hi, this is Ilan Sender from Jafferies Asset Management. The press release had mentioned that the transaction will close by the third quarter. I was wondering if you meant that was in the third quarter, and if so, you know, if you had an update on the timing?

Richard Leza:

We believe that the S-4 process will take a month to several months to get approved by the SEC, and that will followed by a shareholder meeting, and there are a number of regulatory agencies that have to review the transaction, so that puts it most likely in the third quarter.

Ilan Sender:	OK, thank you.

Operator:	Your next question is from the line of Sandy Harrison.

Sandy Harrison:	Yeah, good morning, guys.

Richard Leza:	Good morning.

Sandy Harrison:

Just a couple of questions. When you guys looked at this, or started looking at this, first of all, you know, how long have you guys been sort of walking through and thinking about this? And then, you know, what was it that finally sealed the deal? What was some of the- if you could, Ralph, point to two or three items that really made sense to you in your mind and allowed you guys to go ahead and do this? That would be helpful.

Ralph Schmitt:

Sure, Sandy. We’ve had discussions in the order of about six months, and as we started looking at the products and the synergies from that perspective, it became pretty obvious that there were— at face value, it’s not necessarily clear that there were great product synergies, because Exar has always been positioned as a communications-based company, but they have a lot of analog expertise, and as I mentioned, system-level expertise, which is exactly where we’ve been trying to take Sipex, as you know. And so you know, the first thing was really strategically, we felt that from a product end market and customer perspective, that we would be able to leverage each other’s organizations without a lot of significant overlap. And of course, you know, there were other needs as well. From a capital structure, the combination of the two companies was obviously a positive so that we could invest more in focused areas, to be successful.

So I think those were two of the critical points, but obviously, as we got into it, we found some other synergies and opportunities as well.

Sandy Harrison:	All right, I’ll drop in the queue and let somebody else ask some questions.

Operator:	As a reminder, for additional questions, please press star-one. This question is from the line of [Jeff Jacoby]

Jeff [Jacoby]:	Yeah, it’s Jeff [Jacoby] at [Trivium]. Hey, Ralph, how are you?

Ralph Schmitt:	Very good.

Rob Finelover:

I wanted to ask, actually, when you look at the combined company, the inference, you know, the two companies would be stronger together than they would be separate. If you look at it from a financial standpoint, as an investor, Exar was trading at almost four times revenues. After this deal, it’ll be about two times revenue, so the stock will be even cheaper, and you laid out $200 million as a target in a couple of years. Could you maybe talk about margin targets, even if it’s generically wide ranges, because it seems like, you know, you’re really shooting for an earnings power.

Ralph Schmitt:

Yeah, absolutely, and I don’t know how close you’ve been to the Sipex story, because I think a lot of the leverage comes from that. Where clearly Exar has had excellent margins and when you look at this at face value, they get diminished by the combination initially, but Sipex is currently on a very rapid ramp of expanding the margin, so it will be more helpful in the coming quarters. And that’s mainly due to significant cost reductions and then changes in the product portfolio. So that, you know, if you look at it in a long-term basis, we think the target model will be a gross margin model of about 60% with the combined companies, and that we should be able to drop, you know, pre-tax, over 20% to the bottom line.

Operator:	We’re pausing for additional questions. There are no further questions. I’ll turn this call over to Richard Leza.

Richard Leza:

Thank you for joining this morning. Again, we are very excited about the combination of Exar and Sipex. We look forward to accelerating the company’s growth under Ralph’s leadership, through the integration process and beyond. We share a common vision to create an enterprise which can deliver sustainable profitability and generate increasing shareholder value. We’re convinced that working together will accelerate this process even faster than on a stand-alone basis. We’re excited about this transaction and we look forward to a successful combination. Again, we appreciate your time. We look forward to discussing with you over the next couple of weeks this transaction in further detail. Have a good day. Thank you very much.

Operator:	This concludes today’s conference call. You may now disconnect.

Additional Information and Where You Can Find It

Exar will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Exar Investor Relations by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201 or by contacting Sipex Investor Relations by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by

e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement /prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 24, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at investorrelations@Sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement /prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward- looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.